SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                             ----------------------




                                  SCHEDULE 13D
                                 (RULE 13D-102)

                    Under the Securities Exchange Act of 1934



                               EXABYTE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    300615200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    Live Aker
                             Chief Financial Officer
                                Tandberg Data ASA
                         Kjelsasveien, 161, P.O. Box 134
                          Kjelsas, N-0411 Oslo, Norway

                                 With a copy to:

                                 R. Scott Cohen
                           Weil, Gotshal & Manges LLP
                          200 Crescent Court, Suite 300
                                Dallas, TX 75201
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)



                                 AUGUST 29, 2006
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[_]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






















                                    (Page 2)

-------------------------------                     ----------------------------
CUSIP No. 300615200                    13D                      Page 3
-------------------------------                     ----------------------------

========= ======================================================================
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              TANDBERG DATA CORP.
--------- ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [_]
                                                                         (b) [_]
--------- ----------------------------------------------------------------------
    3     SEC USE ONLY

--------- ----------------------------------------------------------------------
    4     SOURCE OF FUNDS
          OO
--------- ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [_]
--------- ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------- ----------------------------------------------------------------------
                              7       SOLE VOTING POWER
  NUMBER OF                           - 0 -
   SHARES                     ------- ------------------------------------------
BENEFICIALLY                  8       SHARED VOTING POWER
  OWNED BY                            17,840,566
    EACH                      ------- ------------------------------------------
  REPORTING                   9       SOLE DISPOSITIVE POWER
   PERSON                             - 0 -
    WITH                      ------- ------------------------------------------
                              10      SHARED DISPOSITIVE POWER
                                      17,840,566
--------- ----------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          17,840,566
--------- ----------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                            [_]
--------- ----------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          64.66%(1)
--------- ----------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON
          CO
========= ======================================================================


--------
     (1) Based on 17,250,112 shares of Common Stock outstanding as of August 1, 2006 (provided in Exabyte Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2006) and assuming the Series AA Conversion (as defined in Item 4 herein) has been effected.




*   THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
    (II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.


                                    (Page 3)

-------------------------------                     ----------------------------
CUSIP No. 300615200                    13D                      Page 4
-------------------------------                     ----------------------------

========= ======================================================================
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              TANDBERG DATA ASA
--------- ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [_]
                                                                         (b) [_]
--------- ----------------------------------------------------------------------
    3     SEC USE ONLY

--------- ----------------------------------------------------------------------
    4     SOURCE OF FUNDS
          OO
--------- ----------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [_]
--------- ----------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          NORWAY
--------- ----------------------------------------------------------------------
                              7       SOLE VOTING POWER
  NUMBER OF                           - 0 -
   SHARES                     ------- ------------------------------------------
BENEFICIALLY                  8       SHARED VOTING POWER
  OWNED BY                            17,840,566
    EACH                      ------- ------------------------------------------
  REPORTING                   9       SOLE DISPOSITIVE POWER
   PERSON                             - 0 -
    WITH                      ------- ------------------------------------------
                              10      SHARED DISPOSITIVE POWER
                                      17,840,566
--------- ----------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          17,840,566
--------- ----------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                            [_]
--------- ----------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          64.66%(1)
--------- ----------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON
          CO
========= ======================================================================


--------
     (1) Based on 17,250,112 shares of Common Stock outstanding as of August 1, 2006 (provided in Exabyte Corporation's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 11, 2006) and assuming the Series AA Conversion (as defined in Item 4 herein) has been effected.


* THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
(II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.


                                    (Page 4)

ITEM 1.           SECURITY AND ISSUER

         The class of equity securities to which this statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.001 per share ("Common Stock") of Exabyte Corporation, a Delaware corporation ("Exabyte"). The principal executive offices of Exabyte are located at 2108 55th Street, Boulder, Colorado 80301.

ITEM 2.           IDENTITY AND BACKGROUND

         (a) - (c) This Statement is being filed by (i) Tandberg Data Corp. ("Tandberg"), a Delaware corporation and wholly-owned subsidiary of Tandberg Data ASA, with its principal place of business and principal office located at 12860 Danielson Court, Poway, California 92064 and (ii) Tandberg Data ASA, a company organized under the laws of Norway ("Parent" and, together with Tandberg, the "Reporting Persons"), with its principal place of business and principal office located at Kjelsasveien, 161, P.O. Box 134, Kjelsas, N-0411 Oslo, Norway. Parent is a leading global supplier and manufacturer of professional tape information storage products based on the SLR(TM), LTO(TM) and DLTtape(TM) linear technology platforms. Parent also offers secondary storage products based on tape drives, autoloaders, libraries, media, software and hardware components for mainstream configurations. Parent conducts certain of its operations in the United States through Tandberg. The name, business address and present principal occupation or employment of each executive officer and director of Tandberg and Parent are set forth, respectively, on Schedule A and Schedule B hereto and incorporated herein by reference.

         (d) During the last five years, neither the Reporting Persons nor, to the knowledge of Reporting Persons, any person named on Schedule A or Schedule B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither the Reporting Persons nor, to the knowledge of Reporting Persons, any person named on Schedule A or Schedule B was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each executive officer and director of the Reporting Persons is set forth, respectively, on Schedule A and Schedule B.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As described in response to Item 4, the Common Stock to which this Statement relates has not been purchased by the Reporting Persons, and thus no funds were used for such purpose. As an inducement for the Reporting Persons to enter into the Asset Purchase Agreement described in Item 4 and in consideration thereof, Meritage Private Equity Fund, L.P., Meritage Private Equity Parallel Fund, L.P., Meritage Entrepreneurs Fund, L.P., Crestview Capital Master, LLC, Enable Growth Partners, L.P., Gruber and McBaine International, Jon D. and Linda
W. Gruber Trust, Lagunitas Partners L.P., Islandia, L.P., Midsummer Investment, Ltd., Imation Corp., Carroll A. Wallace and Tom W. Ward (each a "Stockholder" and collectively, the "Stockholders") entered into a Voting Agreement, dated as of August 29, 2006 (the "Voting Agreement") with Tandberg with respect to the


                                    (Page 5)

Common Stock. Tandberg did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

ITEM 4.           PURPOSE OF TRANSACTION

         As an inducement for the Reporting Persons to enter into the Asset Purchase Agreement (as defined below), the Stockholders entered into the Voting Agreement. The purpose of the Voting Agreement is to facilitate the consummation of the transactions contemplated by the Asset Purchase Agreement.

         Asset Purchase Agreement
         ------------------------

         Effective August 29, 2006, Exabyte entered into an Asset Purchase Agreement (the "Purchase Agreement") with Tandberg and Parent (solely for purposes of (i) Parent's representations and warranties contained in Article VI of the Purchase Agreement and (ii) Parent's guaranty of Tandberg's obligations under the Purchase Agreement), whereby Tandberg will purchase substantially all of the assets of Exabyte in exchange for cash and the assumption of certain liabilities of Exabyte (the "Transaction"). The Purchase Agreement was approved by Exabyte's Independent Committee and ratified by its Board of Directors, as well as the Board of Directors of Tandberg and Parent. The closing of the Transaction is subject to customary conditions, including the approval of a majority of the holders of Common Stock.

         Voting Agreement
         ----------------

         As a condition to the Purchase Agreement, Exabyte entered into a Voting Agreement with certain holders of its Common Stock and its Series AA convertible preferred stock, par value $0.001 per share (the "Preferred Stock"), consisting of (i) the holders of Exabyte's 10% Secured Subordinated Convertible Notes ("Noteholders") who are also holders of Preferred Stock (namely, Meritage Private Equity Fund, L.P., Meritage Private Equity Parallel Fund, L.P., Meritage Entrepreneurs Fund, L.P., Crestview Capital Master, LLC, Enable Growth Partners, L.P., Gruber and McBaine International, Jon D. and Linda W. Gruber Trust, Lagunitas Partners L.P., Islandia, L.P., and Midsummer Investment, Ltd.), (ii) Imation Corp., and (iii) Tom W. Ward, CEO of Exabyte, and Carroll A. Wallace, CFO of Exabyte. As of August 1, 2006, such Stockholders own an aggregate of 7,500,978 shares of Common Stock and 34,263 shares of Preferred Stock (representing 19,035,143 shares of Common Stock on an as-converted basis).

         The terms of the Voting Agreement require that Meritage Private Equity Fund, L.P., Meritage Private Equity Parallel Fund, L.P., Meritage Entrepreneurs Fund, L.P. and Tom W. Ward convert the shares of Preferred Stock owned by such Stockholder into shares of Common Stock prior to the record date for the stockholders meeting to approve the Transaction (collectively, the "Series AA Conversion"). As of August 1, 2006, such Stockholders own an aggregate of 5,806,613 shares of Common Stock and 18,611 shares of Preferred Stock (representing 10,339,588 shares of Common Stock on an as-converted basis).

         The Stockholders are required to vote all shares of Common Stock owned (including any shares acquired through conversion of the Preferred Stock) in favor of the authorization and approval of the Transaction and against any



                                    (Page 6)

Acquisition Proposal (as defined in the Purchase Agreement). In addition, the Stockholders shall not (i) solicit, initiate, encourage or take any other action to facilitate any proposal, inquiry or request that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (ii) participate or engage in discussions or negotiations with, or disclose or provide any non-public information relating to Exabyte to, or afford access to any of the properties, books or records of Exabyte to, any person that has made an Acquisition Proposal, or (iii) enter into any agreement or agreement in principle with any person that has made an Acquisition Proposal.

         The Voting Agreement terminates upon the earlier of (i) the closing of the Transaction or (ii) 120 days following the termination of the Purchase Agreement due to, among other things, Exabyte entering into a definitive agreement for a Superior Proposal (as defined in the Purchase Agreement) or approving an Acquisition Proposal, Exabyte's Board of Directors withdrawing its approval of the Transaction, or any person acquiring ownership of more than 50% of Exabyte's Common Stock or another third-party acquisition occurs.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER

         (a) Pursuant to the Voting Agreement, the Reporting Persons may be deemed to have beneficial ownership of Common Stock outstanding on the record date of any vote at a shareholder meeting or through written consent for certain events as set forth in the Voting Agreement. The Reporting Persons may be deemed to have beneficial ownership of 17,840,566 shares, or 64.66%, of the Common Stock if the record date were August 1, 2006, based on 17,250,112 shares of Common Stock outstanding as of such date and assuming the Series AA Conversion (representing 10,339,588 shares of Common Stock) has been effected. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any of the Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. To the knowledge of the Reporting Persons, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule A or Schedule B.

         (b) Pursuant to the Voting Agreement, the Reporting Persons may be deemed to have shared power to vote 17,840,566 shares of Common Stock held by the Stockholders.

         The information required by Item 2 relating to the Stockholders is set forth on Schedule B and is incorporated herein by reference.

         (c) Except for the Agreement and the Voting Agreement, and the transactions contemplated by those agreements, neither the Reporting Persons nor, to the knowledge of Reporting Persons, any person named on Schedule A or Schedule B has effected any transaction in the Common Stock during the past 60 days.

         (d) Except for the Agreement and the Voting Agreement, and the transactions contemplated by those agreements, neither the Reporting Persons nor, to the knowledge of Reporting Persons, any person named on Schedule A or Schedule B has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

         (e) Not applicable.



                                    (Page 7)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as described in Items 3, 4 and 5, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any person with respect to any securities of Exabyte, including, without limitation, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of Exabyte.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT
NUMBER         EXHIBIT NAME
-------        -----------------------------------------------------------------
1              Voting Agreement, dated as of August 29, 2006, by and between
               Exabyte Corporation, Tandberg Data Corp., and Meritage Private
               Equity Fund, L.P., Meritage Private Equity Parallel Fund,
               L.P., Meritage Entrepreneurs Fund, L.P., Crestview Capital
               Master, LLC, Enable Growth Partners, L.P., Gruber and McBaine
               International, Jon D. and Linda W. Gruber Trust, Lagunitas
               Partners L.P., Islandia, L.P., Midsummer Investment, Ltd.,
               Imation Corp., Carroll A. Wallace and Tom W. Ward
               (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Exabyte on September 1,
               2006).


2 Asset Purchase Agreement, dated as of August 29, 2006, by and among Tandberg Data Corp., Exabyte Corporation, and, solely for the purposes of Article VI and Section 11.9, Tandberg Data ASA (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Exabyte on September 1,
               2006).

3 Joint Filing Agreement, dated September 8, 2006, among Tandberg Data Corp. and Tandberg Data ASA.






                                    (Page 8)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2006
                                             TANDBERG DATA CORP.


                                             By: /s/ Live Haukvik Aker
                                                ------------------------------
                                             Name:   Live Haukvik Aker
                                             Title:  Chief Financial Officer



                                             TANDBERG DATA ASA


                                             By: /s/ Live Haukvik Aker
                                                ------------------------------
                                             Name:   Live Haukvik Aker
                                             Title:  Chief Financial Officer





                                    (Page 9)

                                  EXHIBIT INDEX

EXHIBIT
NUMBER         EXHIBIT NAME
-------        -----------------------------------------------------------------
1              Voting Agreement, dated as of August 29, 2006, by and between
               Exabyte Corporation, Tandberg Data Corp., and Meritage Private
               Equity Fund, L.P., Meritage Private Equity Parallel Fund,
               L.P., Meritage Entrepreneurs Fund, L.P., Crestview Capital
               Master, LLC, Enable Growth Partners, L.P., Gruber and McBaine
               International, Jon D. and Linda W. Gruber Trust, Lagunitas
               Partners L.P., Islandia, L.P., Midsummer Investment, Ltd.,
               Imation Corp., Carroll A. Wallace and Tom W. Ward
               (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Exabyte on September 1,
               2006).


2 Asset Purchase Agreement, dated as of August 29, 2006, by and among Tandberg Data Corp., Exabyte Corporation, and, solely for the purposes of Article VI and Section 11.9, Tandberg Data ASA (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Exabyte on September 1,
               2006).

3 Joint Filing Agreement, dated September 8, 2006, among Tandberg Data Corp. and Tandberg Data ASA.



                                   (Page 10)

                                                                      SCHEDULE A


         Set forth below is a list of the directors and executive officers of Tandberg, setting forth the business address and present principal occupation or employment of each person. Unless otherwise indicated below, the business address of each person is c/o Tandberg Data ASA, Kjelsasveien, 161, P.O. Box 134, Kjelsas, N-0411 Oslo, Norway.

                      PRESENT PRINCIPAL OCCUPATION AND BUSINESS
NAME                  ADDRESS OF SUCH ORGANIZATION                   CITIZENSHIP
--------------------- ---------------------------------------------- -----------

Directors:

Lars 0berg            Independent consultant                         Norway
                      Director, Tandberg Data ASA
                      Director, Tandberg Data Corp.

Gudmundur Einarsson   Chief Executive Officer, Tandberg Data ASA     Iceland
                      Director, Tandberg Data Corp.
                      President, Tandberg Data Corp.

Live Haukvik Aker     Chief Financial Officer, Tandberg Data ASA     Norway
                      Director, Tandberg Data Corp.
                      Chief Financial Officer, Tandberg Data Corp.


Officers:

Gudmundur Einarsson   Chief Executive Officer, Tandberg Data ASA     Iceland
                      Director, Tandberg Data Corp.
                      President, Tandberg Data Corp.

Live Haukvik Aker     Chief Financial Officer, Tandberg Data ASA     Norway
                      Director, Tandberg Data Corp.
                      Chief Financial Officer, Tandberg Data Corp.

                                                                      SCHEDULE B


         Set forth below is a list of the directors and executive officers of Parent, setting forth the business address and present principal occupation or employment of each person. Unless otherwise indicated below, the business address of each person is c/o Tandberg Data ASA, Kjelsasveien, 161, P.O. Box 134, Kjelsas, N-0411 Oslo, Norway.

                      PRESENT PRINCIPAL OCCUPATION AND BUSINESS
NAME                  ADDRESS OF SUCH ORGANIZATION                   CITIZENSHIP
--------------------- ---------------------------------------------- -----------

Directors:

Terje Thon             Independent consultant                          Norway
                       Director, Tandberg Data ASA

Lars Oberg             Independent consultant                          Norway
                       Director, Tandberg Data ASA
                       Director, Tandberg Data Corp.

Petter Mannsverk       Independent consultant                          Norway
Andresen               Director, Tandberg Data ASA

Anita Bemer Korsvold   Director Strategy and Development, PGS ASA      Norway
                       Director, Tandberg Data ASA

Grethe Helene Viksaas  CEO Basefram AS                                 Norway
                       Director, Tandberg Data ASA

Bjorn Stanger          Employee representative                         Norway
                       Director, Tandberg Data ASA

Tom Bjornsen           Employee representative                         Norway
                       Director, Tandberg Data ASA


Officers:

Gudmundur Einarsson    Chief Executive Officer, Tandberg Data ASA      Iceland
                       Director, Tandberg Data Corp.
                       President, Tandberg Data Corp.

Live Haukvik Aker      Chief Financial Officer, Tandberg Data ASA      Norway
                       Director, Tandberg Data Corp.
                       Chief Financial Officer, Tandberg Data Corp.